MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2011

Dated: December 19, 2011

CLIFTON RESOURCES INC.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011

The following management’s discussion and analysis (“MD&A”), prepared as of December 19, 2011, is intended to help the reader understand Clifton Star Resources Inc. (referred to herein as the “Company” or “Clifton”), its operations and financial performance.  This MD&A should be read together with the unaudited condensed consolidated interim financial statements and notes, prepared in accordance with IFRS, for the three months ended September 30, 2011 and with the audited consolidated financial statements and notes thereto, prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), for the year ended June 30, 2011.

This MD&A for the three months ended September 30, 2011 reflects the Company’s adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Clifton cautions readers regarding forward looking statements found in this document and in any other statement made by, or on the behalf of the Company. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Clifton’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on the Company’s behalf. All factors should be considered carefully, and readers should not place undue reliance on Clifton’s forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Examples of such forward-looking statements within this document include statements relating to: our objectives, our estimates regarding capital requirements, our financial position, the regulatory framework, market competition, government policy and regulations, our expectations with respect to expenses, and statements with respect to any or all of the Company’s properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Clifton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this Management Discussion and Analysis are made as of the date of this Management Discussion and Analysis based on the opinions and estimates of management.

Forward-looking statements reflect Clifton’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.  Assumptions underlying our expectations regarding forward-looking statements or information contained in this Management Discussion and Analysis include, among others: our ability to negotiate commercially acceptable financial terms for any potential future financing(s), our ability to comply with applicable governmental regulations and standards, our success in implementing our strategies and achieving our business objectives, our ability to raise sufficient funds from equity financings in future to support our operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

These forward looking statements are made as of the date of this Management Discussion and Analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Overall Performance

Overview

Clifton is advancing a large gold project (the “Duparquet Project”) that is located in a politically secure area of the world. The location in the province of Quebec is considered to be a major advantage when compared to the locations of other gold projects in many other jurisdictions, since the government of Quebec is mining-friendly, provides tax credits for exploration, has an extensive and experienced mining labour pool, and provides good infrastructure.

The Porcupine Destor Fault, or associated faults, pass through the Duparquet property, but this area has been relatively unexplored in the past. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

Clifton has the right to acquire an additional 90% of the Duparquet Project in addition to the 10% in already owns (subject to a net smelter return royalty of 2% on a major portion of the property) by making cash payments to the underlying owners, of which $8.5 million has been paid. Additional payments ($22 million required prior to the end of 2012 and an additional $30 million prior to the end of 2017) must be made in order for Clifton to obtain the 100% interest.

Osisko Mining Corporation (“Osisko”), the Company’s former joint venture partner, was granted the option in late 2009 to earn a 50% interest in the Duparquet Project by spending $70 million on exploration, and by advancing an additional $30 million to the project. During 2010, Osisko spent over $15 million (and drilled approximately 123,000 metres), and thereby met their minimum requirement of $15 million of expenditures in 2010 in order to maintain their right to earn 50%.  However, in June of 2011, Osisko decided to exit the Duparquet Project, leaving Clifton with the right to earn 100% (with no interest being earned by Osisko).

Further to Osisko’s departure from the joint venture in June of 2011, Clifton initiated a substantial exploration program with a view to increasing resources, as well as upgrading portions of the resources from inferred to indicated. Clifton’s program for 2011 (after Osisko exited the project in June 2011) was approximately $2.0 million, with most of that directed to drilling, while about 10% of the total budget was directed towards metallurgical testing (including obtaining representative samples for additional testing).

During the year ended June 30, 2011, the Company failed to file certain required documents.  As a result, the B.C. Securities Commission issued a Cease Trade Order in British Columbia. The Company filed two of the required documents (an NI 43-101 Report on the Beattie Property and an NI 43-101 Report on the Duquesne Property), and in early December, the other required document, which is an NI 43-101 Report on the Donchester Property, was delivered to the B.C. Securities Commission for review.  The Company is presently in discussions with the B.C. Securities Commission to have the report accepted.

In addition to the foregoing, Clifton engaged InnovExplo, a geological consulting firm to prepare a comprehensive NI 43-101 Report, which will cover all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit).

History of Operations and Drilling

Historically, there were several operating gold mines on the Duparquet property, as well as a processing facility on the Beattie property. Approximately 1,117,000 ounces of gold (from mill feed of about 10.6 million tons grading 0.126 ounces of gold per ton) were produced from the Beattie Mine, 167,000 ounces from the Donchester Mine, and 67,000 ounces from the Duquesne Mine. These prior underground mines only focused on the high-grade narrower sections, while the current objective is to delineate an open pit (or pits), as well as to re-evaluate underground targets – both of which have become more attractive opportunities at the current gold price.

Over the period 1987 to 2007, 125 drill holes (18,471 metres) were completed. The drill programs over the past three completed calendar years consisted of the following:

•

2008:    212 diamond drill holes, consisting of 72,152 metres

•

2009:    183 diamond drill holes, consisting of 56,774 metres

•

2010:    383 diamond drill holes, consisting of 122,803 metres

The 2010 drilling consisted of 219 holes at Beattie (69,806 metres at an average length per hole of 319 metres), 79 holes at Donchester (27,074 metres at an average length per hole of 343 metres), 16 holes at Central Duparquet (5,648 metres at an average length per hole of 353 metres), and 69 holes at Duquesne (20,275 metres at an average length per hole of 294 metres).

An airborne TDEM and Magnetic survey was completed over the Duparquet property in March of 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature, which includes several parallel units that were observed on all of the properties. Several magnetic high anomaly structures trending east-west and northeasterly were observed from the survey. These anomalous areas are being followed up by Clifton.

The 2011 exploration program solely carried out by Clifton, commenced in June, and consisted of a planned drilling program of approximately 15,000 metres, as well as extensive metallurgical testing. The drilling extended some of the 2010 holes (drilled by Osisko) below a vertical depth of 400 metres, and to a maximum vertical depth of about 600 metres. The total budget for the foregoing program was approximately $2.0 million, and was designed to add to resources at depth for potential underground operations in addition to the open pit potential.

NI 43-101 Resources

The current NI 43-101 mineral resource estimates are as set out below for each of the properties that make up the Duparquet Project.

Beattie Mine Property

In May 2011, SGS Geostat prepared an NI 43-101 compliant resource report on the Beattie property, and determined an in-situ resource (all inferred) of 56.220 million tonnes grading 1.53 gpt gold (2.773 million contained ounces) at a cut-off grade of 0.67 gpt gold. Utilizing the foregoing inferred in-situ resource, SGS Geostat performed an open-pit optimization in order to evaluate the potential of the deposit. Based on a gold price of US$1,100 per ounce (and mining costs of $1.50 per tonne, processing costs of $20 per tonne, metallurgical recovery of 85%, rock slope angle of 50 degrees, and overburden angle of 30 degrees), SGS Geostat calculated an in-pit resource of 31.950 million tonnes grading 1.67 gpt gold (1.717 million contained ounces).  SGS Geostat also determined an in-pit resource at a gold price of US$1,500 per ounce, which was stated to be 55.920 million tonnes grading 1.39 gpt gold (2.499 million contained ounces) at a cut-off grade of 0.49 gpt gold.

It should also be noted that the foregoing Beattie resources do not include the potential for underground resources, which might be delineated with deeper drilling. In fact, a significant portion of the Company’s exploration program for July to December 2011 was for the extension of drill holes from their maximum vertical depth of around 400 metres to depths of about 600 metres.

Donchester Mine Property

An updated NI 43-101 resource has been prepared for the Donchester Mine Property, and was filed with the B.C. Securities Commission in early December 2011. Clifton and its geological consultant are working with the B.C. Securities Commission’s geologist to make the report NI 43-101 compliant.

Duquesne Mine Property

Genivar completed an updated and revised NI 43-101 Technical Report on the Duquesne property in the summer of 2011. Genivar determined an inferred resource of 1.563 million tonnes grading 5.58 gpt gold (280,000 contained ounces) and an indicated resource of 1.859 million tonnes grading 3.33 gpt gold (199,000 contained ounces), with the foregoing based on a cut-off grade of 1.0 gpt gold.

Central Duparquet Mine Property

Geospex Ltd. calculated an indicated resource of 1.382 million tonnes grading 2.79 gpt gold (124,000 contained ounces) and an inferred resource of 0.309 million tonnes grading 2.52 gpt gold (25,000 contained ounces), with the foregoing resources based on a cut-off grade of 1.0 gpt gold. Since the foregoing is an historical resource, and not NI 43-101 compliant, it should not be relied upon.

Beattie Tailings

There have been several reports on the Beattie tailings deposit, which generally show a total resource of about nine million tonnes grading approximately 0.8 gpt gold (approximately 225,000 contained ounces). Since the foregoing are historical resources, and not NI 43-101 compliant, they should not be relied upon.

Exploration Program on the Duparquet Project

The 3D modeling is ongoing, and will incorporate the results of the drilling by the joint venture with Osisko, previous drilling by Clifton and others, as well as information from historical underground maps. Once the 3D modeling is complete; updated NI 43-101 resource calculations will be prepared. Clifton has retained a geological consulting firm to prepare a comprehensive NI 43-101 Report, which will cover all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit).

In the later part of 2010, Osisko shipped four bulk samples to SGS Canada Inc. in Lakefield, Ontario, for metallurgical testing.  A flotation concentrate was produced, followed by pressure oxidation and cyanidation of this concentrate, with an overall gold recovery of 83%. Clifton’s ongoing exploration program commenced in June of 2011, shortly after Osisko announced that they were not going to exercise their option. This program included 78 drill holes, for a total of 15,379 meters. Of the 78 drill holes, 32 were for extensions of existing holes to greater depths.

Surface stripping and channel sampling were carried out on the Beattie, Donchester, and Central Duparquet properties. If the assay results reveal significant values, these specific areas will be extended and further sampled.

The foregoing, along with the results of ongoing metallurgical testing, will be utilized as inputs for preliminary internal economic evaluations of potential open-pit and underground mining operations. Upon the receipt of the comprehensive NI 43-101 report referred to earlier, it is expected that a major consulting engineering firm would be engaged to prepare an independent Preliminary Economic Assessment.

Metallurgical Testing

Following the end of the joint venture with Osisko, the Company continued metallurgical studies at SGS (Lakefield, Ontario), which are designed to investigate the use of flotation, pre-oxidation, and cyanidation across six different mineralized zones of the Duparquet Project. Prior metallurgical testing has indicated good gold recoveries with commonly utilized treatment processes.

Dr. David Dreisinger is Clifton’s independent metallurgical consultant, who has been working with the Company to determine the optimum process alternative(s) for the Duparquet deposits. He is reviewing and monitoring the SGS program, which is designed to optimize the gold recovery by using flotation, cyanidation and off-the-shelf pressure oxidation processes. As well, additional tests are being carried out using the BIOX and ALBION process technologies for biological and atmospheric oxidation, respectively.

In addition to the foregoing, two samples from the tailings deposit have been taken for metallurgical testing. This testing is designed to consider the mineralogy of the tailings, the response to flotation and cyanidation, and the possible use of pressure oxidation and cyanidation to treat the tailings flotation concentrate using the same techniques as above.

In addition to the metallurgical recovery testing, the program is also designed to determine the Bond work index of the different samples.

Exploration Properties and Commitments

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors.  The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements.  Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

Terms of the new agreements are as follows:

i)

cash payments of $3,400,000 ($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to Beattie, $1,700,000 ($800,000 paid in fiscal 2010 and $900,000 paid in fiscal 2011) to 2699681, and $3,400,000 (($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to 2588111 and earned the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payments of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payments of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

i)

cash payments of $20,800,000 to Beattie if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

ii)

cash payments of $10,400,000 to 2699681 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $6,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

(iii)

cash payments of $20,800,000 to 2588111 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty (”NSR”).

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project (the “Project”). The Project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.  Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project. However, Clifton still has the right to access a loan of $22.5 million from Osisko for the payment to the property vendors that is due on or before December 1, 2012. If Clifton were to access the funds, the Company would have the right to retire the loan (plus interest at a rate of 5%) based on the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”).  Duquesne is a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession located in Destor Township, Quebec, which are known as the Duquesne Gold Project.

The optionor retains a 3% NSR, while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares, known as the Duquesne Extension, for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.  In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east respectively of the Duquesne property.  The optionor has retained a 2% NSR.

Hunter property

A drilling program, consisting of 10 diamond drill holes, was carried out on the Hunter property in 2011. All of the holes were drilled to intersect the mineralization below the prior underground workings, except for hole #7 which was drilled above the underground workings. The intersections ranged from about one to five meters (not true widths), with most of the assays from 1.5% to 2.5% copper. Silver assays typically ranged from about 10 to 30 grams per tonne. Other than hole #7, most of the intersections were at depths of 200 to 300 metres.

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111.  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District, which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered with the best intersection being 24.5 metres averaging 0.78% copper and 0.37% nickel (from 55.5 metres to 80.0 metres). This is believed to be the same zone encountered by Mustang Minerals on the west and east side of the Cat Lake claims. Mustang Minerals generated an updated 43-101 mineral resource estimate on their property, and plans to build a mill in the area to process their resources.

Qualified Person

Fred T. Archibald, a member of the Association of Professional Geoscientists of Ontario (APGO) and Quebec (OGQ) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the preparation of, and has verified, the technical information in this MD&A.

International Financial Reporting Standards (“IFRS”)

Effective for year ends commencing on or after January 1, 2011, Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS.  Due to the requirement to present comparative financial information, the Company’s effective transition date is July 1, 2010.  As the Company’s fiscal year ended on June 30, 2011, the three months period ended September 30, 2011 is the Company’s first reporting period under IFRS.

The condensed interim consolidated financial statements of the Company were prepared using accounting policies the Company expects to adopt for its June 30, 2012 annual consolidated financial statements. Because the annual consolidated financial statements will be prepared using accounting standards in effect at June 30, 2012, differences may arise at that date because new standards may be issued subsequent to these condensed interim consolidated financial statements which could be effective June 30, 2012.  Any change in accounting standards may result in material changes to the Company’s reported financial position, results of operations and cash flow.

The notes to the unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2011 provides more detail on the Company’s accounting policy decisions under IFRS 1, First-Time Adoption of IFRS, optional exemptions for significant or potentially significant areas that had an impact on its financial statements on transition to IFRS or may have an impact in future periods.

The Company’s IFRS conversion process identified four phases: scoping and planning, detailed assessment, implementation and post-implementation.  The Company has now completed its IFRS conversion project through implementation.  Post-implementation will continue in future periods, as outlined below.

The following outlines the Company’s transition project, IFRS transitional impact and the on-going impact of IFRS on its financial results.

Impact of adoption of IFRS on financial reporting

The following table outlines the adjustments to the Company’s equity and to total comprehensive income as a result of the adoption of IFRS.  Descriptions of each of the adjustments are outlined in note 4 of the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2011.

	As at June 30, 2011	As at September 30, 2010	As at July 1, 2010

Equity under Canadian GAAP	$ 46,503,471	$ 41,445,617	$ 30,307,412
Share capital	4,449,184	4,280,834	4,280,834
Share-based payments reserve	(306,346)	120,591	(73,223)
Deficit	(4,112,652)	(4,401,425)	(4,207,611)
Equity under IFRS	$ 46,533,657	$ 41,445,617	$ 30,307,412

	Year ended June 30, 2011	Three months ended September 30, 2010

Total Comprehensive Loss under Canadian GAAP	$ (4,860,796)	$ (1,222,228)
Share-based payments	263,309	(193,814)
Deferred income tax	(168,350)	-
Total Comprehensive Loss under IFRS	$ (4,765,837)	$ (1,416,042)

Cash Flow Impact

There was no significant impact to the Company’s cash flows as a result of its transition from Canadian GAAP to IFRS.

Financial Statement Presentation Changes

The transition to IFRS has resulted in some financial statement presentation changes in the Company’s financial statements.  The following is a summary of the most significant change to the Company’s statement of financial position.

•

Under Canadian GAAP, the Company’s capitalized property acquisition and exploration costs were presented as “Mineral Properties and Deferred Exploration Costs” whereas under IFRS, these costs are presented as “Exploration and Evaluation Assets.”

•

The Company now presents the fair value attributable to stock options granted and vested under the account “Share-based Payments Reserve” whereas previously under Canadian GAAP, these were presented under the account “Contributed Surplus.”

The statement of loss and comprehensive loss did not have any significant changes.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented.  In addition, controls over the IFRS changeover process have been implemented, as necessary.  The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant.  All accounting policy changes and transitional financial position impacts were subject to review and approval by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

The Company has assessed the impact of the IFRS transition project on its key ratios.  The transition did not significantly impact its key ratios.

Information Technology and Systems

The IFRS transition project did not have a significant impact on its information systems for the convergence periods.  The Company also does not expect significant changes in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods.  The Company has noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected.  In particular, the Company expects that there may be additional, new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine.  The Company has also noted that the IASB is currently working on an extractive industries project, which could significantly impact the Company’s financial statements primarily in the areas of capitalization or expensing of exploration and evaluation costs and disclosures.  The Company has processes in place to ensure that the potential changes are monitored and evaluated.  The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Critical Accounting Estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 2 of the condensed interim consolidated financial statements for the period ended September 30, 2011.

Exploration and Evaluation Assets

Costs related to mineral property acquisition and exploration and evaluation costs are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that the changes in future conditions could require a material change in the recognized amounts.   Although the Company has taken steps that it considers adequate to verify title to mineral interests in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral interests is subject to uncertainty and consequently, such assets may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use.  An impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods.  A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss.

Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Share-based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to share-based payments reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Change in Accounting Policies including Initial Adoption

Basis of Presentation and Adoption of International Financial Reporting Standards (“IFRS”)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”).  In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011.  Accordingly, the Company has commenced reporting on this basis in these condensed interim financial statements.  In these condensed interim financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).   Subject to certain transition elections disclosed in Note 4 of the condensed interim consolidated financial statements, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect.  Note 4 of the condensed interim consolidated financial statements for the period ended September 30, 2011 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended June 30, 2011.

The policies applied in the condensed interim financial statements are based on IFRS issued and outstanding as of December 19, 2011, the date the Board of Directors approved the financial statements.  Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending June 30, 2012 could result in restatement of these condensed interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended June 30, 2011 and Note 4 of the condensed interim consolidated financial statements which explains the Company’s transitional impact from Canadian GAAP to IFRS.

Basis of Consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly owned subsidiary, Duquesne Gold Mines Inc.  All intercompany transactions and balances are eliminated on consolidation.

Subsidiaries are those entities which Clifton controls by having the power to govern the financial and operating policies.  The existence and effect of potential voting rights that is currently exercisable or convertible when assessing whether Clifton controls another entity.  Subsidiaries are fully consolidated from the date on which control is obtained and are de-consolidated from the date that control ceases.

Use of Judgments and Estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of estimates and assumptions relate to the review of carrying values and determination of impairment charges of non-current assets; determination of the rate at which amortization is charged to operations; valuation allowances applied against deferred tax assets; valuation of share-based payments; and provision for closure and reclamation among others.  Actual results could differ from those estimates.  The effect on the financial statements of such changes in estimates in future periods could be material.

Short-term Investments

Short-term investments comprise mainly of cashable Guaranteed Investment Certificates (GIC’s) with original terms to maturity greater than three months.

Capital Assets

Capital assets are recorded at cost less accumulated amortization.  The Company provides for amortization using the declining balance method at rates designed to amortize the cost of the capital asset over its estimated useful life. The annual amortization rates are as follows:

Building	10%
Computer equipment	30%
Office equipment	30%

Land is carried at cost.  Maintenance and repair expenditures which do not improve or extend productive life of the capital asset are expensed in the period incurred.

Exploration and Evaluation Assets

Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse.  Capitalized costs are amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title.  Options and royalties are exercisable entirely at the discretion of the optionee, and accordingly, the related amounts are recorded only upon payment or receipt.  Option income receipts on subcontracted properties reduce capitalized exploration costs and amounts in excess of capitalized costs are recorded as income.  Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties.  Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, a change in future conditions could require a material change in the recorded amounts.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable.  When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use.  An impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods.  A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss.  Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Restoration and Provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets.  Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability.  The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset and amortized into income on a systematic basis over the expected useful life of the asset.  At September 30, 2011, no restoration provision has been recognized as none of the Company’s properties are estimated to require any remediation or other expenditures upon their retirement.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to share-based payments reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share Capital

The Company records in share capital proceeds from share issuances, net of issue costs and any tax effects.  The fair value of common shares issued as consideration for mineral properties is based on the trading price of those shares on the TSX-V on the date of the agreement to issue shares as determined by the Board of Directors.  Stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model.  Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value.

Basic Loss per Share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period.  Under this method, the weighted average number of common shares used to calculate the dilutive effect in the statement of loss and comprehensive loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period.  In periods where a net loss is incurred, basic and diluted loss per share is the same as the effect of outstanding stock options and warrants would be anti-dilutive.

Flow-Through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act.  Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures and the related income tax deductions are renounced to the subscribers of the flow-through shares.  The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred.  The Company recognizes a deferred tax liability with a corresponding charge in the statement of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting date, the Company may use them to reduce its deferred tax liability relating to tax benefits transferred through flow-through shares.

Financial Instruments

(i)  Financial Assets - The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income. The Company does not have financial assets classified under this category.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Cash, short-term investments and receivables have been classified under this category.

Available-For-Sale

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in fair value are recognized in other comprehensive income (loss) and classified as a component of equity.  When the financial assets are sold or an impairment write-down is required, the accumulated fair value adjustments in other comprehensive income are included in the statement of income (loss) and are included in other gains or losses.  The Company does not have financial assets classified under this category.

(ii) Financial Liabilities - The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities.

Borrowings and Other Financial Liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transactions costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the statement of earnings (loss) over the period to maturity using the effective interest method.  Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Accounts payable and accrued liabilities have been classified under this category.

Derivative Financial Liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss.  There are no financial liabilities classified under this category.

 (iii) Impairment of Financial Assets

At each reporting date, the company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

•

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

•

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of earnings (loss). This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Results of Operations

As the Company is in the exploration phase and its properties are in the early stages of exploration, none of the Company’s properties are in production. Therefore, mineral exploration and evaluation expenditures are being capitalized as incurred and administrative expenses are being expensed as incurred. Consequently, the Company’s net loss is not a meaningful indicator of its performance or potential.

The key performance driver for the Company is the acquisition and development of prospective mineral properties. By acquiring and exploring projects of superior technical merit, the Company increases its chances of finding and developing an economic deposit.

At this time, the Company is not anticipating profit from operations. Until such time as the Company is able to realize profits from the production and marketing of commodities from its mineral interests, the Company will report an annual deficit and will rely on its ability to obtain equity or debt financing to fund on-going operations.

Additional financing is required for additional exploration and administration costs.  Due to the inherent nature of the junior mineral exploration industry, the Company will have a continuous need to secure additional funds through the issuance of equity or debt in order to support its corporate and exploration activities, as well as its share of obligations relating to mineral properties.

For the three months ended September 30, 2011 and September 30, 2010

The net loss for the three months ended September 30, 2011 was $453,901 or $(0.01) per share as compared to the net loss for the three months ended September 30, 2010 of $1,416,042 or $(0.05) per share, representing a decrease of $962,141 on a quarter over quarter comparison.

Operating expenses for the three months ended September 30, 2011 decreased by $906,099 (to $518,160) from $1,424,259 for the same period in 2010.  The quarter over quarter decrease was primarily due to a significant decrease in share-based payments of $954,531 to $250,372 as of September 30, 2011 from $1,204,903 in the same period in 2010 mainly because there were no options granted during the three months ended September 30, 2011 compared to 1,750,000 stock options granted in the same period in 2010.

In addition to the significant decrease in share-based payments, the Company also realized a decrease of $30,370 in investor relations. Investor relations as of September 30, 2010 was $30,370 compared to $nil in the current period.  Mr. Miller, as part of his amended management agreement described below, performed all of the Company’s investor relations activities in the current period.

The overall decrease in operating expenses was offset by the following increases in operating expenditures:

•

Consulting and directors’ fees of $78,121 (2010 - $26,250) increased by $51,871 compared to the same period in 2010 primarily as a result of the payment of annual retainers in quarterly installments and additional board meeting fees to the Company’s directors.  The foregoing director fees became effective on December 15, 2010.

•

Management fees of $62,550 (2010 - $48,000) increased by $14,550 as a result of the Company’s amended management agreement dated February 10, 2011, with Harry Miller, the Company’s former President, Chief Executive Officer (CEO) and Director.  Pursuant to the amended management agreement, with an effective date of October 1, 2010, the Company agreed to pay Mr. Miller $250,000 per annum which is to be paid in quarterly installments.

•

Professional fees of $54,474 (2010 – $45,610) increased by $8,864 when compared to the same period in 2010 primarily as a result of fees paid to a firm in connection with the search for the Company’s new President and CEO.  The recruitment fee paid in the current period was offset by a general decrease in both accounting and legal fees during the three months ended September 30, 2011 compared to the same period in 2010.

•

Travel and telephone expenses of $52,404 (2010 - $38,493) increased by $13,911 compared to the three months ended September 30, 2010 mainly due to increased travel by the Company’s directors, management and consultants to attend board meetings and other meetings relating to the Company’s efforts to uplift the cease trade order.

Other operating costs during the period ended September 30, 2011 totaled $20,239 (2010 - $30,633), which represents 4% (2010 – 2%) of total operating expenses and include the following: amortization, filing and transfer agent fees, insurance expense, office and miscellaneous expense and shareholder costs.

The Company recorded interest income of $64,259 for the period ended September 30, 2011 compared to $8,217 in the comparative period resulting in a quarter over quarter increase of $56,042.  The increase was a direct result of increased cash balance and short-term investments during the period ended September 30, 2011 compared to the same period in 2010.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Summary of Quarterly Results

The following table summarizes selected financial data reported by the Company for the quarter ended September 30, 2011 and the previous seven quarters in Canadian dollars.

	IFRS					Canadian GAAP
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009

Total assets	$ 48,605,979	$ 48,873,570	$ 47,171,426	$ 47,343,027	$ 43,848,210	$ 32,694,961	$ 26,937,526	$ 23,920,347
Exploration and Evaluation Assets	$ 32,519,065	$ 31,620,626	$ 31,615,407	$ 31,073,440	$ 30,872,955	$ 26,372,955	$ 22,551,029	$ 22,396,029
Shareholders’ equity	$ 46,341,007	$ 46,533,657	$ 44,504,500	$ 44,455,466	$ 41,445,617	$ 30,347,412	$ 24,789,363	$ 20,456,421
Revenue	-	-	-	-	-	-	-	-
Net Loss and Comprehensive Loss	$ (453,901)	$ (528,364)	$ (797,888)	$(2,023,543)	$(1,416,042)	$ (145,615)	$(7,108,205)	$ (941,649)
Basic and Diluted Loss per Share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.06)	$ (0.05)	$ (0.01)	$ (0.28)	$ (0.04)

Liquidity and Capital Resources

As of September 30, 2011, the Company had $11,398,264 in cash and $4,350,000 in short-term investments.  The Company does not have any cash flow from operations due to the fact that it is an exploration stage company; therefore, financings and joint ventures / alliance partnerships have been the sole source of funds in the past few years.

Short term investments are invested in highly liquid, low risk, interest bearing instruments with maturities extending anywhere from six to seven months. The surplus funds are invested only with approved commercial banks.

At September 30, 2011, the Company had working capital of $15,713,359.  In the opinion of management, this working capital is sufficient to support the Company’s general administrative and corporate operating requirements on an ongoing basis for the next twelve months and beyond.

Given the volatility in equity markets, global uncertainty in economic conditions, cost pressures and results of exploration activities, management constantly reviews expenditures and exploration programs and equity markets such that the Company has sufficient liquidity to support its growth strategy.

During the three month period ended September 30, 2011, the Company’s significant expenditures included administrative costs of $266,458 and exploration and evaluation expenditures of $898,439.

Liquidity Outlook

The Company’s cash position is highly dependent on the ability to raise cash through financings and the expenditures on its exploration programs. Capital expenditures are not expected to have any material impact on liquidity.

Management believes that even with its current cash balance and short-term investments of $11,398,264 and $4,350,000, respectively, the Company will still be dependent on external financings to fund its exploration programs beyond the next year or two. As results of exploration programs are determined and other opportunities become available to the Company, management may complete an external financing as required.

The outlook is based on the Company’s current financial position and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

At present, the Company’s operations do not generate cash inflows, and its financial success is dependent on management’s ability to discover economically viable mineral deposits. The mineral exploration process can take many years, and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from optioning its resource properties. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record, and the experience and calibre of its management.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes that there will be risks involved which may be beyond its control.

Strategy and Risk Management

The Company plans to fund 100% of the 2011 planned exploration program, and has sufficient funds to continue exploration for 2012. The Company also has the ability to access a loan of $22.5 million from Osisko for the required payment to the vendors of the Duparquet Project on December 31, 2012. However, Clifton may also consider joint venture or merger proposals if they appear attractive to the Company.

Exploration Stage Company

The Company is engaged in the business of acquisition and exploration of mineral properties.  All of the properties are without proven ore deposits, and there is no assurance that the Company’s exploration programs will result in same, nor can there be any assurance that such deposits can be commercially mined.  As a consequence, the risks and uncertainties and forward looking information is subject to known and unknown risks and uncertainties, which are as follows, but not limited thereto:

•

uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;

•

uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s exploration and development activities will result in profitable mining operations;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration;

•

changes in the market price of metals and/or minerals, which in the past fluctuated widely and which could affect the Company’s operations and financial condition and its ability to raise additional financing;

•

assumptions related to the future prices of metals;

•

risks related to project cost overruns or unanticipated costs and expenses;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in carrying out and completing exploration or development activities;

•

uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

•

uncertainty relating to the Company’s ability to attract and retain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•

risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•

risks related to the Company’s history of financial losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

•

risks related to Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•

dependence on general economic, market or business conditions;

•

uncertainty related to additional financing requirements and access to capital;

•

changes in business strategies; and

•

changes in laws and regulations.

If one or more of these risks or uncertainties materializes, or if assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Management Discussion and Analysis.

Other Corporate and Financing Matters

Annual and Special Meeting

On December 5, 2011, the Company held its annual and special meeting.  At such meeting, the shareholders of the Company approved the following:

•

the election of four directors, those being Michel Bouchard, Ross Glanville, Peter Gundy and Philip Nolan

•

the appointment of Davidson and Company, Chartered Accountants, to the office of Auditor of the Company

•

an amendment to the articles of the Company to change the province or territory in Canada where the registered office is to be situated from British Columbia to Quebec (it should be noted that practically all of Clifton’s mineral exploration properties are located in Quebec, its head office is in Quebec, and the President of the Company lives in Quebec)

Related Party Transactions

Details of transactions between the Company and its related parties are disclosed below.

a.

Trading Transactions

As at September 30, 2011, the Company’s related parties consist of the following.

Nature of Transaction
F.T. Archibald Consulting Ltd.	Management/Consulting
Lavery, de Billy LLP	Legal
President and Chief Executive Officer	Management
Chief Financial Officer	Management
Directors	Directorship

The Company incurred fees and expenses in the normal course of operations and the amounts outstanding are unsecured, non-interest bearing and due on demand.

	Note(s)	For the three months ended September 30, 2011	For the three months ended September 30, 2010
Geological Consulting and Field Expenditures included in Exploration and Evaluation Assets	(i)	$ 60,875	$ -
Consulting and directors fees	(ii),(iii)	77,908	23,625
Management fees	(iv)	62,550	48,000
		$ 201,333	$ 71,625

i.

Paid or accrued $60,875 (2010 - $Nil) to F.T. Archibald Consulting Ltd., a company controlled by the Company’s former Vice-President of Exploration and former director.

ii.

Paid or accrued $54,000 (2010 - $10,500) in director’s fees to various directors of the Company.

iii.

Paid or accrued $23,908 (2010 - $15,750) in consulting fees to the Company’s Chief Financial Officer (“CFO”).

iv.

Paid or accrued $62,550 (2010 - $48,000) in management fees to Harry Miller, the Company’s former President, Chief Executive Officer (“CEO”) and Director (see Subsequent Events).  Included in prepaid expense at September 30, 2011 is $Nil (June 30, 2011 - $62,550; July 1, 2010 - $Nil) towards future management fees.

Included in accounts payable and accrued liabilities as at September 30, 2011 is $70,538 (June 30, 2011 - $70,538; July 1, 2010 - $18,455) for legal fees relating to the year ended June 30, 2011 accrued to Lavery, de Billy L.L.P., partner of which is a director of the Company and $Nil (June 30, 2011 - $9,090; July 1, 2010 - $Nil) for consulting fees accrued to the Company’s CFO.

a.

Compensation of Key Management Personnel

The remuneration of the Company’s key management personnel for the three month period ended September 30, 2011 and 2010 are as follows:

	Note	September 30, 2011	September 30, 2010
Management, consulting and director’s fees	(i)	$ 201,333	$ 71,625
Share-based payments	(ii)	239,630	1,057,812
		$ 440,963	$ 1,129,437

(i)

Management and consulting fees include the fees disclosed in (a) above.

(ii)

Share-based payments are the fair value of options granted and vested to key management.

(iii)

Key management personnel were not paid post-employment, termination or other long-term benefits during the three months ended September 30, 2011 and 2010.

Proposed Transactions

At the present time, there are no proposed transactions that are required to be disclosed.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Clifton’s general and administrative expenses and exploration and evaluation assets is provided in the Company’s Balance Sheet and Statement of Operations and Deficit contained in its Audited Consolidated Financial Statements for the year ended June 30, 2011, available on SEDAR - site page accessed through www.sedar.com.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at September 30, 2011 or as at the date hereof.

Outstanding Share Data

Clifton Resources Inc.’s authorized capital is unlimited common shares without par value.  As at December 19, 2011, the following common shares and stock options were outstanding:

	# of Shares	Exercise Price	Expiry Date
Issued and Outstanding Common Shares at December 19, 2011	35,654,390
Stock Options	300,000(1) 1,750,000 1,450,000 400,000 35,000 50,000 300,000	$2.30 $4.15 $5.35 $5.80 $4.15 $5.00 $2.50	September 8, 2011 September 13, 2012 January 22, 2013 January 27, 2013 May 6, 2013 December 22, 2013 June 20, 2016
Fully Diluted at December 19, 2011	39,939,390

(1)

In accordance with the terms of the Stock Option Plan, the expiry date for these options has been extended until the 10th business day after lifting of the Company’s cease trade order.

Recent Canadian Accounting Pronouncements

Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement.  Requirements for financial liabilities were added in October 2010.  IFRS 9 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted.  The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement.  This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements.  IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.  IFRS 13 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted.  The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

Other Pronouncements

Recent IFRS pronouncements which will be effective for years beginning on or after January 1, 2013 include: IFRS 10 – Consolidated Financial Statements; IFRS 11 – Joint Arrangements; and IFRS 12 – Disclosure of Interests in Other.

The Company does not expect the introduction of IFRS 10, 11 and 12 will have a material impact on its financial statements.

Financial Instruments

Fair Value

The Company classified its cash, short-term investments and receivable as loans and receivables. Accounts payable and accrued liabilities are classified as borrowings and other financial liabilities.  As of September 30, 2011, the statement of financial position carrying amounts of these financial instruments closely approximate their fair values and the Company held no derivative financial instruments.

The following provides the classification of financial instruments as at September 30, 2011, June 30, 2011 and July 1, 2010:

	As at September 30, 2011	As at June 30, 2011	As at July 1, 2010

Loans and receivables	$ 16,002,737	$ 17,130,547	$ 6,204,091
Other financial liabilities	$ 318,972	$ 393,913	$ 198,549

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies.  Receivables are mainly interest receivable from the bank, sales tax receivable, and an amount due from a vendor for an overpayment.

To reduce credit risk, the Company regularly reviews the collectability of its receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts.  The Company historically has not had difficulty collecting its receivables.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations.  As of September 30, 2011, the Company had a cash balance of $11,398,264 to settle current liabilities of $318,972.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest Rate Risk

The Company has invested $4,350,000 in short-term investments earning interest at 0.85% to 1.60% per annum.  The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.  The Company considers the components of shareholders’ equity as capital.

The Company’s objectives when managing capital are:

•

To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, to support continued evaluation and maintenance at the Company’s existing properties, and to acquire, explore, and develop other precious and base metal deposits.

•

To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

•

To obtain the necessary financing to complete exploration and development of its properties, if and when it is required.

The properties in which the Company currently holds an interest in are in the exploration stage, and the Company is dependent on external financing to fund its activities.  In order to carry out planned exploration and development and pay for administrative costs, the Company will utilize its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary and are reviewed and approved by the Company’s Board of Directors.  In addition, the Company may issue new equity, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of certain assets.  When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity.  In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during three months ended September 30, 2011 compared to the year ended June 30, 2011.  The Company is not subject to externally imposed capital requirements.

Contingency

On September 19, 2007, the Company received a statement of claim.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project which is not contiguous to the Company’s main Duparquet project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and 1,000,000 shares at $0.65 and he disposed of his shares at the current market price of $2.31;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to one of the plaintiffs;

v)

In the alternative, damages for purported wrongful dismissal in the sum of $1,008,315 being the current market value of 436,500 shares of the Company;

vi)

One of the plaintiffs is also seeking damages of $20,000 claiming purported wrongful dismissal by the Company;

vii)

Pre-judgment and post-judgment interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company doesn’t believe the claims are valid, and currently is defending its position.

Recent Developments and Outlook

The Company expects to obtain financing in the future primarily through further equity financing, as well as through joint venturing and/or optioning out its properties to qualified mineral exploration companies. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its resource properties.

Corporate Governance

The Board of Directors of Clifton Resources Inc. comprises four directors, three of whom are considered to be independent.

Subsequent Events

a.

On November 6, 2011, Mr. Miller ceased to be the Company’s President and CEO and resigned as a director of the Company.  Pursuant to a Senior Advisor Agreement (“SSA”) effective November 7, 2011, Mr. Miller will continue to act as Secretary and Senior Advisor of the Company and will earn an annual retainer of $10,000 per month for a term expiring on December 31, 2013.  In addition, Mr. Miller will continue to earn his remuneration in accordance with his management agreement, as amended on February 10, 2011, of $20,833 per month until December 31, 2011. Should Mr. Miller’s SSA be terminated as a result of a change of control of the Company, he shall be entitled to the payment of any reimbursable expenses then accrued in addition to an amount of $500,000.

b.

On November 7, 2011, Mr. Michel Bouchard was appointed the Company’s President and CEO.  Accordingly, the Company entered in an employment agreement with Mr. Bouchard which provides for an annual base salary of $300,000 for a term expiring on November 6, 2013. Should Mr. Bouchard’s employment be terminated as a result of a change of control of the Company, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

c.

Subsequent to September 30, 2011, the Company received from Revenue Quebec a net refund of approximately $550,000 for sales taxes paid in the province of Quebec, Canada from January 2007 to June 2011.

d.

See previous section regarding all of the resolutions passed at the AGM on December 5, 2011.

Approval

The Board of Directors of Clifton Star Resources Inc. has approved the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to Clifton Star Resources Inc. is on SEDAR at www.sedar.com or by contacting:

Clifton Star Resources Inc.

Rogers Building

Suite 836 – 470 Granville Street

Vancouver, BC Canada

V6C 1V5

Tel: (604) 688-4706

www.cliftonstarresources.com
Email: info@cliftonstarresources.com

Attention: Michel Bouchard, President and Chief Executive Officer

/s/ “Michel Bouchard”

/s/ “Ian Beardmore”

Michel Bouchard

Ian Beardmore

President and Chief Executive Officer

Chief Financial Officer